Clear Channel Outdoor Holdings, Inc.

Clear Channel Worldwide Holdings, Inc.

4830 North Loop 1604W, Suite 111

San Antonio, Texas 78249

April 3, 2020

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clear Channel Outdoor Holdings, Inc.
Clear Channel Worldwide Holdings, Inc.
Registration Statement on Form S-4
Initially Filed February 28, 2020
CIK No. 0001334978

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (the “Registration Statement”), File No. 333-236790, to 3:00 P.M., Eastern Time, on April 7, 2020, or as soon thereafter as practicable.

Please contact James S. Rowe, at (312) 862-2191, or Elisabeth M. Martin, (312) 404-1796, of Kirkland & Ellis LLP, special counsel to the Company as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Brian D. Coleman
Brian D. Coleman
Chief Financial Officer and Treasurer